SECURITI[redacted]MISSION

02018422

RECEIVED FEB 2 8 2002

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8-50575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Bayside Financial, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Grebe — (415) 398-7565
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALTSCHULER, MELVOIN AND GLASSER LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard T. Grebe, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Bayside Financial, L.L.C., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

6th day of February 2002

Nancy J Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2006

Signature

Richard T. Grebe, CFO

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Bayside Financial, Limited Liability Company
(Doing Business As Bayside Financial, L.L.C.)

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Bayside Financial, L.L.C.
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Bayside Financial, L.L.C.

We have audited the accompanying statement of financial condition of Bayside Financial, L.L.C. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bayside Financial, L.L.C. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 6, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Bayside Financial, L.L.C.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	275,004
Receivable from and deposit with clearing broker		119,283
Securities owned, not readily marketable		23,315
Total assets	$	417,602

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities	$	49,687
Members' equity		367,915
Total liabilities and members' equity	$	417,602

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Bayside Financial, L.L.C. (the "Company"), a California limited liability company, is a broker-dealer and investment advisor registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company provides brokerage and advisory services to retail customers located throughout the United States and clears all customer transactions on a fully disclosed basis through its clearing broker. The operating agreement provides, among other things, that the Company shall dissolve no later than November 13, 2050.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Securities Owned—Securities owned, not readily marketable, are valued at estimated fair value as determined by management.

Income Recognition—Commission income and related expenses are recorded on trade date. Investment advisory fees are recognized when earned.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2 Securities Owned, Not Readily Marketable

At December 31, 2001, securities owned, not readily marketable, consists of:

Note convertible into equity of privately held company	$ 20,015
Equity in privately held company	3,300
Total	$ 23,315

Note 3 Related-Party Transactions

The Company has an administrative agreement with an entity affiliated through common ownership. Accounts payable and accrued liabilities at December 31, 2001 include $3,843 due to this affiliate.

Note 4 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions when necessary.

Amounts receivable and on deposit with the clearing broker represent a concentration of credit risk. The Company also maintains deposits at its bank in excess of federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker or its bank. In addition, the Company has a policy of monitoring, as considered necessary, the creditworthiness of the clearing broker and the bank.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of $344,285 and $50,000, respectively. The net capital rule may effectively restrict distributions to the members.